Exhibit 99.15

CONSENT OF Gary Simmons

The undersigned hereby consents to the references to, and the information derived from, the technical report entitled “South Railroad Project, Form 43-101F1 Technical Report, Updated Preliminary Feasibility Study, Elko County, Nevada”, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F being filed by Gold Standard Ventures Corp., dated March 30, 2020.

Dated: March 30, 2020	/s/ Gary Simmons
Gary Simmons, QP